AMC Entertainment Holdings, Inc.

11500 Ash Street

Leawood, KS 66211

October 7, 2016

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attn:                    Justin Dobbie

Tonya Aldave

Re:                             AMC Entertainment Holdings, Inc.

Registration Statement on Form S-4

File No. 333-213802

Acceleration Request

Ladies and Gentlemen:

Pursuant to Rules 460 and 461 of the Securities Act of 1933, as amended, AMC Entertainment Holdings, Inc., a Delaware corporation (the “Issuer”), hereby respectfully requests that the effectiveness of the above captioned registration statement be accelerated so that it becomes effective at 4:00 p.m., Eastern Time, on October 11, 2016, or as soon thereafter as practicable.

The Issuer hereby acknowledges the following:

•                  should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                  the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Issuer from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                  the Issuer may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Kirstin P. Salzman of Husch Blackwell LLP at (816) 983-8316 with any questions you may have concerning this request. In addition, please provide a copy of the Commission’s order declaring the registration statement effective to Ms. Salzman via email at Kirstin.Salzman@huschblackwell.com and via mail at Husch Blackwell LLP, 4801 Main Street, Suite 1000, Kansas City, MO 64112.

Sincerely,

AMC Entertainment Holdings, Inc.

By:	/s/ Kevin Connor
Name: Kevin Connor
Title: Senior Vice President, General Counsel and
Secretary